ENBRIDGE INC.

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2002

dated
March 4, 2003

ENBRIDGE INC.

ANNUAL INFORMATION FORM
For the Year Ended December 31, 2002

Metric Conversion: 1 barrel of liquid hydrocarbons = 0.159 cubic metre; 1 mile = 1.609 kilometres; 1 barrel mile = 0.256 cubic metre kilometre; 1 cubic foot of natural gas = 0.0283 cubic metre.

When used in this Annual Information Form, the words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “project” and similar expressions are intended to identify “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995), which include statements relating to pending and proposed projects. Such statements reflect the Issuer’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions, and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, actual results may vary significantly from those described in this Annual Information Form.

ITEM 2

CORPORATE STRUCTURE

Incorporation of the Issuer

Enbridge Inc. (the Issuer or Enbridge or the Company) was incorporated on April 13, 1970 under the Companies Act of the Northwest Territories as Gallery Holdings Ltd. and was continued under the Canada Business Corporations Act (the CBCA) on December 15, 1987 under the name 159569 Canada Ltd. The Articles of Continuance were amended on August 2, 1989 to change the registered office to Calgary, Alberta; on April 30, 1992 to change the number of shares authorized for issuance to an unlimited number of common and preferred shares, to change the name to Interprovincial Pipe Line System Inc., and to change the registered office to Edmonton, Alberta; on July 2, 1992 to change the French version of the name to Réseau de Pipelines Interprovincial Inc.; and on August 6, 1992 to change the number of directors to a minimum of 1 and a maximum of 15, as fixed by the Board of Directors.

The Issuer, formerly a wholly-owned subsidiary of Interprovincial Pipe Line Inc. (Interprovincial), became the parent company of Interprovincial on December 18, 1992, pursuant to a Plan of Arrangement implementing a corporate reorganization approved by Interprovincial’s shareholders at the Annual and Special Meeting of Shareholders held on May 6, 1992. As a result of the reorganization, each common share of Interprovincial was deemed to be exchanged for one common share of the Issuer.

The Articles of Continuance were further amended on May 5, 1994 to change the name of the Company to IPL Energy Inc. and to change the registered office to Calgary, Alberta. On October 6, 1998, the Articles of Continuance were amended to change the name of the Company to Enbridge Inc. On November 24, 1998, the Articles of Continuance were amended to increase the capital of the Issuer by designating a new series of preference shares as 5.5% Cumulative Redeemable Preference Shares, Series A. On April 29, 1999, the Articles of Continuance were further amended to divide each issued and outstanding common share on a two for one basis and to provide the Board of Directors with a process to add directors between meetings of the shareholders.

Subsidiaries

Each subsidiary listed below is 100% owned, directly or indirectly, by the Issuer. Numerous subsidiaries, many of which are inactive, are omitted from the following list. Individually their total revenue and assets are less than 10% of the consolidated revenue and consolidated assets, respectively, of the Issuer and considered in the aggregate, their total revenue and total assets are less than 20% of the consolidated revenue and consolidated assets, respectively, of the Issuer.

Name	Jurisdiction of Incorporation
IPL System Inc.	Canada
Enbridge Pipelines Inc.	Canada
Enbridge Energy Company, Inc.	Delaware
Enbridge Pipelines (NW) Inc.	Canada
Enbridge Energy Distribution Inc.	Canada
Enbridge Gas Distribution Inc.	Ontario
Enbridge (U.S.) Inc.	Delaware

ITEM 3

GENERAL DEVELOPMENT OF THE BUSINESS

The Issuer’s primary business activities are the transportation and distribution of energy. Enbridge conducts its business through four operating segments: Energy Transportation North, Energy Transportation South, Energy Distribution and International.

•	Energy Transportation North includes the operation of a common carrier pipeline and feeder pipelines which transport crude oil and other liquid hydrocarbons, equity investments in natural gas transmission pipelines and an equity investment in a company engaged in natural gas gathering and processing.

•	Energy Transportation South consists of the Company’s equity investment in Enbridge Energy Partners, L.P. (EEP) and Enbridge Energy Management, L.L.C. (EEM) (collectively, the Partnership). The Partnership transports crude oil and other liquid hydrocarbons through common carrier and feeder pipelines and transports, gathers, processes and markets natural gas and natural gas liquids. From May 2001 to October 2002, the Company owned 100% of Enbridge Midcoast Energy, which is now a wholly-owned subsidiary of EEP. The business activities of Energy Transportation South are carried out in the United States.

•	The Energy Distribution business consists of gas utility operations which serve residential, commercial, industrial and transportation customers, primarily in central and eastern Ontario. This business also includes natural gas distribution activities in Quebec, New Brunswick and New York State, as well as gas services operations, including the equity investment in Aux Sable.

•	The Company’s International business invests in energy transportation and related energy projects outside of Canada and the United States. This business also provides consulting and training services related to proprietary pipeline operating technologies and natural gas distribution.

The following paragraphs describe significant events and transactions in the development of the Issuer’s business over the last three years.

Enbridge acquired Midcoast Energy Resources, Inc. (Enbridge Midcoast Energy) on May 11, 2001 for $561.8 million and the assumption of $406.0 million of long-term debt. Enbridge Midcoast Energy transports, gathers, processes and markets natural gas and other petroleum products. In January 2002, Enbridge Midcoast Energy acquired the South Texas System for $14.3 million. This system includes approximately 175 miles of natural gas gathering pipelines, a hydrogen sulfide treating plant and an inactive natural gas processing plant. The acquisition of the South Texas System also includes an option to purchase a 500-mile Federal Energy Regulatory Commission (FERC)-regulated natural gas transmission pipeline system that interconnects with the gathering system. In March 2002, Enbridge Midcoast Energy acquired natural gas gathering and processing facilities in northeast Texas (Northeast Texas assets) from Sulphur River Gathering L.P. for approximately $290 million. The Northeast Texas assets consist of 1,100 miles of natural gas gathering pipelines and gas treating and processing plants. On October 17, 2002, the Company closed the sale of the United States assets of Enbridge Midcoast Energy, including the South Texas System, the option to purchase the FERC-regulated system and the Northeast Texas assets, to EEP for $1,279.4 million (US$820 million), including cash and the assumption of debt.

Concurrent with the US$820 million sale transaction, EEM, a subsidiary of Enbridge, completed an initial public offering of 9,000,000 shares representing limited liability company interests with limited voting rights. The net proceeds from the offering were used to purchase i-units, a new class of limited partnership interests, from EEP. The proceeds from the i-units have been used to finance a portion of the acquisition cost of the assets. In connection with the offering, Enbridge purchased 17.2% of the EEM shares, increasing its effective ownership in the Partnership to 14.1% from 12.9%. EEM has no assets or operations other than those related to the interest in EEP and, by agreement, will manage the business and affairs of EEP. The EEM shares trade on the New York Stock Exchange under the symbol “EEQ”.

With respect to EEP’s acquisition of the assets, a committee of independent members of the Board of Directors of Enbridge Energy Company Inc. (an indirect wholly-owned subsidiary of the Company and the general partner of EEP) negotiated the purchase price and terms of the transaction on behalf of EEP’s public unitholders and recommended that the Board approve the transaction. The independent committee retained their own expert financial and legal advisors to assist in this process and the financial advisor rendered a fairness opinion in connection with the transaction.

In November 2002, the staff of the United States Securities and Exchange Commission (SEC) advised Enbridge, EEM and EEP that they had commenced an informal inquiry into the US$820 million sale transaction and the initial public offering by EEM. The SEC staff has advised Enbridge that their principal focus includes the financial forecast made in connection with the US$820 million sale transaction and the price for the assets. The SEC staff has not asserted that Enbridge, EEP or EEM have acted improperly or illegally, and it has not indicated an intention to seek a formal order of investigation. Enbridge is cooperating fully with SEC staff.

Based on a recently completed internal review of the forecast and terms of the transaction, Enbridge continues to believe that the financial forecast had a reasonable basis and the price for the assets was fair to EEP. Enbridge believes that the informal investigation will not have a material adverse effect on the financial condition of the Company.

In 2002, Enbridge purchased a 9.6% interest in the Alliance Pipeline from The Williams Companies Inc. (Williams) and a 6.1% interest from El Paso Corporation (El Paso) at a total cost of about $315 million. The acquisition from El Paso also includes a 9.5% interest in the Aux Sable gas processing facility. Enbridge has not assumed either company’s direct merchant capacity commitments on Alliance. The acquisitions bring Enbridge’s ownership to approximately 37.1% of the Alliance Pipeline and 30.9% of Aux Sable. The Company will acquire a further 1.1% interest in the Alliance Pipeline from El Paso in 2003. The Alliance Pipeline commenced operations in late 2000 and delivers approximately 1.3 billion cubic feet (bcf) per day of western Canadian natural gas to the U.S. Midwest states.

In 2002, Enbridge acquired 25% of Compañia Logistica de Hidrocarburos CLH, S.A. (CLH) for approximately $430.8 million. CLH owns and operates the largest refined products pipeline network and storage facilities on the Spanish mainland and Balearic Islands. Contingent consideration of up to 90 million Euros ($149.1 million) will become payable over the next four years if certain minimum annual volume targets are met.

In 2002, the Company commenced development of underground cavern facilities to provide crude oil storage services through a partnership with CCS Income Trust. The storage facilities are located near the Company’s main pipeline terminal at Hardisty, Alberta and capacity is expected to be approximately three million barrels. The storage facilities are expected to be in service by the end of 2003.

The facilities owned by Enbridge Pipelines (Athabasca) Inc. (Athabasca System) transport synthetic and heavy oils from northern Alberta to the main pipeline system at Hardisty, Alberta. During 2002, the MacKay River and Christina Lake lateral feeder lines were placed in service.

Phase II of the Terrace Expansion Project (Terrace) on the Enbridge System was completed in 2002 and provided an additional 40,000 barrels per day of capacity at a cost of approximately $100 million. In June 2001, Enbridge received approval from shippers to proceed with the application for Phase III of Terrace. The National Energy Board (NEB) approved the facilities application for construction of Phase III in April 2002. This final phase of Terrace is expected to be in service in 2003 and will increase capacity by 140,000 barrels per day.

In May 2002, the Company closed the sale of the business operations that provide energy products and services to retail and commercial customers for cash proceeds of $1 billion. These operations include the water heater rental program, retail appliance, fireplace and water heater sales and service, mass market commercial plumbing, heating, ventilation and air conditioning, appliance repair and electrician contractor services in Canada and the United States and the consumer financing operations.

The SunBridge wind power project was officially opened in June 2002. The $22 million project, which generates approximately 11 megawatts of electricity, is operated by Enbridge and was developed through a 50/50 partnership with Suncor Energy Inc. SaskPower is purchasing the wind-generated electricity for sale to the Government of Canada and other customers in Saskatchewan.

During 2001, Enbridge and B.C. Gas Inc. created a limited partnership to develop and operate a new company, CustomerWorks LP (CustomerWorks), that provides full-service customer management solutions to utilities, municipalities and retail energy companies across Canada. CustomerWorks provides services to more than 3.5 million customers including those from BC Gas, Enbridge Gas Distribution Inc. (Enbridge Gas) and Enbridge Gas New Brunswick. In August 2002, CustomerWorks outsourced the provision of its customer care services to a new entity owned by Accenture Inc.

Enbridge is a 63% participant in Enbridge Gas New Brunswick, which was awarded the franchise for natural gas distribution in the Province of New Brunswick in September 1999. This investment provides the Issuer with a strategic presence in Atlantic Canada. Operations commenced with initial customer connections in March 2001.

The Issuer acquired an additional 34% interest in the Frontier Pipeline Company in the fourth quarter of 2001 for US$28.9 million, increasing Enbridge’s interest to 77.8%. The Frontier Pipeline transports crude oil from Casper, Wyoming to the Salt Lake City area of Utah.

The Company holds a 45% interest in the Vector Pipeline Partnership and provides operating services for the pipeline. The Vector Pipeline is a natural gas transmission pipeline between Chicago, Illinois and Dawn, Ontario and has a delivery capacity of one bcf per day. The pipeline commenced operations in late 2000.

During 2000, Enbridge increased its ownership in the Oleoducto Central S. A. (Ocensa) crude oil pipeline to 24.7% with the purchase of an additional 7.2% interest. The acquisition also included the purchase of the remaining 50% interest in CIT Colombiana S.A. (CITCol), the company that operates Ocensa through the provision of technical and managerial services.

In 2000, Enbridge entered a strategic alliance with Global Thermoelectric Inc. (Global) to develop and distribute natural gas-fuelled fuel cell products for the supply of electric power and heat for residential use. The Issuer invested $25 million in Global preferred shares to fund further technology, design and product development work required to reach a commercial launch. This investment will provide the Issuer with exclusive distribution rights in Canada for the residential units.

ITEM 4

NARRATIVE DESCRIPTION OF THE BUSINESS

Revenues by Segment
(Canadian dollars in millions)	2002	2001	2000

Energy Transportation North	742.7	695.6	699.5
Energy Transportation South	1,264.2	708.8	30.1
Energy Distribution	2,506.6	2,638.3	1,812.4
International	27.2	30.8	22.2
Corporate	6.8	7.4	6.4

Revenues from continuing operations	4,547.5	4,080.9	2,570.6
Revenues from discontinued operations	181.9	463.0	388.5

Total Revenues	4,729.4	4,543.9	2,959.1

ENERGY TRANSPORTATION NORTH

Energy Transportation North includes the operation of a common carrier pipeline and feeder pipelines which transport crude oil and other liquid hydrocarbons, equity investments in natural gas transmission pipelines and an equity investment in a company engaged in natural gas gathering and processing.

LIQUIDS PIPELINES BUSINESS

The Issuer has ownership in, and operates, the world’s longest liquid petroleum pipeline system. The main pipeline system (the System) consists of the Enbridge System in Canada and the Lakehead System in the United States, which is owned by EEP. The Company has an equity investment in EEP that is included in Energy Transportation South. The System is the primary transporter of crude oil from Canada to the United States. It is the only pipeline that transports crude oil from western Canada to eastern Canada, serving all of the major refining centres in the Province of Ontario, as well as the Great Lakes region of the United States. A system owned by Enbridge Pipelines (NW) Inc. (NW System) transports crude oil from the Northwest Territories to the Enbridge System through a connecting third party pipeline. The Athabasca System transports synthetic and heavy crude oil from the Athabasca and Cold Lake regions of Alberta to Hardisty, Alberta. In addition, the Issuer owns a feeder pipeline system through its wholly-owned subsidiary, Enbridge Pipelines (Saskatchewan) Inc. (Saskatchewan System).

The Enbridge System extends approximately 1,200 miles from Edmonton, across the Canadian prairies, to the U.S. border near Gretna, Manitoba where it connects with the Lakehead System. The Lakehead System reconnects with the Enbridge System at the U.S. border near Sarnia, Ontario. The Enbridge System extends from Sarnia to Toronto, Ontario with lateral lines to Nanticoke, Ontario and Niagara Falls, Ontario and includes the reversed Line 9, which extends from Montreal, Quebec to Sarnia. The Enbridge System is regulated by the NEB. Total deliveries averaged 1,786,000 barrels per day in 2002.

The NW System extends approximately 540 miles between Norman Wells, Northwest Territories and Zama, Alberta. From Zama, crude oil is transported through the pipeline facilities of others to Edmonton, Alberta for delivery to refineries in the Edmonton area or to the Enbridge System or to other carriers for transportation to other Canadian or U.S. refineries. The NW System is regulated by the NEB and is party to a negotiated settlement and throughput agreement with its main shipper. Total deliveries averaged 28,100 barrels per day in 2002.

The Athabasca System, which is owned by Enbridge Pipelines (Athabasca) Inc. (Enbridge Athabasca), has a design capacity of 570,000 barrels per day and extends 339 miles from north of Fort McMurray in northern Alberta, south to the pipeline hub at Hardisty, Alberta. At Hardisty, it accesses the Enbridge System or other carriers for transportation to Canadian or U.S. refineries. The Athabasca System also includes the MacKay River and Christina Lake lateral feeder lines and tankage facilities. Enbridge Athabasca has entered into a 30-year transportation arrangement with Suncor Energy Inc., the initial shipper on the pipeline. Additional shippers in 2002 included Petro-Canada and EnCana. The Athabasca System is regulated by the Alberta Energy and Utilities Board (the AEUB).

The Saskatchewan System consists of approximately 200 miles of trunk line and 1,117 miles of pipeline on three separate gathering systems. Two of the gathering systems are located in southeastern Saskatchewan and one in southwestern Manitoba. Total deliveries averaged 164,800 barrels per day in 2002. The provinces of Saskatchewan and Manitoba regulate the gathering systems and the NEB regulates the trunk line on a complaint basis.

Enbridge System

Properties

The Enbridge System (including Terrace Phase II) consists of approximately 4,900 miles of pipe with diameters ranging from 12 inches to 48 inches, 33 main line pump station locations with a total of approximately 830,000 installed horsepower and 102 tanks with an aggregate capacity of approximately 13.8 million barrels. Linefill required for operation amounts to approximately 18.5 million barrels, all of which is owned by the shippers on the Enbridge System. The Enbridge System regularly transports up to 70 different types of liquid hydrocarbons including light, medium and heavy crude oil (including bitumen), condensate, synthetic crudes, NGL and refined products.

The Enbridge System consists of a number of separate segments:

i)	a Western Canadian segment that consists of five pipelines with a current capacity of 1,765,000 barrels/day:

–	four pipelines from Edmonton, Alberta to the US border near Gretna, Manitoba:

■	a 20-inch line;

■	a second 20-inch line with 16-inch and 18-inch loops;

■	a 24/34-inch line (24-inch with 34-inch loops to Hardisty, Alberta and 34-inch from Hardisty to Gretna); and

■	a 34/36/48-inch line (34-inch line from Edmonton to Hardisty and a 36/48-inch line from Hardisty to Gretna); and

–	a fifth pipeline

■	a 24-inch line from Hardisty to Gretna.

(ii)	a Sarnia, Ontario to Toronto, Ontario segment that consists of two 20-inch lines from Sarnia to the Toronto area, with a capacity of 150,000 barrels per day. The Sarnia to Toronto segment includes lateral lines (ranging from 12 to 20 inches) from Westover, Ontario, to Nanticoke, Ontario and Niagara Falls, Ontario.

(iii)	a Montreal, Quebec to Sarnia, Ontario segment, Line 9, that consists of a 30-inch line with a capacity of 240,000 barrels per day.

The 2002 estimated annual capacities noted above take into account receipt and delivery patterns and ongoing pipeline maintenance and reflect achievable pipeline capacity over long periods of time.

Title to Properties

In general, the Enbridge System is located on land owned by others and operated under perpetual easements or rights of way granted by the owners. Enbridge Pipelines Inc. (Enbridge Pipelines) has the right under the National Energy Board Act (the NEB Act) to apply to the NEB for an immediate right to enter any land and has exercised this right from time to time as required. In addition, the NEB Act provides for the approval of the crossing by interprovincial pipelines of roads, highways and other utilities. Approval for the crossing of railways and rivers by the pipeline is obtained from railways or public authorities. The pumping stations, terminals and certain other facilities are located on land owned by Enbridge Pipelines.

Terrace Expansion Project

The Terrace Expansion Project, which is being undertaken by the Issuer and the Partnership, is a phased expansion that is expected to ultimately provide an additional net 350,000 barrels per day of capacity for western Canadian crude oil producers seeking greater access to U.S. Midwest markets. Phase I was completed in 1999 and provided additional heavy crude oil capacity of 170,000 barrels per day. The first phase of the expansion included construction of a new 36-inch diameter pipeline and related facilities from Kerrobert, Saskatchewan to Clearbrook, Minnesota. The new pipeline construction joined existing 48-inch pipeline loops between Kerrobert and Clearbrook, creating another separate pipeline joining those locations. The first phase cost $610 million in Canada and US$145 million was spent by the Partnership in the United States. Phase II was completed in 2002 and included the extension of the 36-inch pipeline on the Enbridge System between Hardisty and Kerrobert. Phase II added 40,000 barrels per day of incremental capacity to the Enbridge System at a cost of approximately $100 million.

The third phase of Terrace (Phase III) will include an extension of the 36-inch pipeline on the Lakehead System between Clearbrook, Minnesota and Superior, Wisconsin and pumping additions in both Canada and the U.S. This phase will provide up to 140,000 barrels per day of incremental capacity at a budgeted cost of $135 million on the Enbridge System and US$208 million on the Lakehead System. The shippers have also requested that EEP proceed with the Griffith Lateral project from Mokena, Illinois to Griffith, Indiana. This will allow for better access to the Chicago market and provide operational flexibility on the Lakehead System, which makes the Enbridge System more attractive to shippers.

Regulation

The NEB has regulatory authority in Canada over the construction and operation of pipelines for the interprovincial transportation of liquid hydrocarbons and over matters relating to accounting and rates of such pipelines. Prior to 1995, Enbridge System tolls were regulated under a method called “cost-of-service ratemaking”, which uses the historical cost of property, plant and equipment, less depreciation and deferred income taxes in setting the rate base. Under this method, the Issuer was allowed, though not guaranteed, the opportunity to recover its investment in pipeline facilities and to earn a return on rate base. Tolls were approved by the NEB based on the estimated costs of operating the pipeline, projections of system deliveries, rate base and an allowed rate of return.

In February 1995, Enbridge Pipelines filed a toll settlement negotiated with the Canadian Association of Petroleum Producers (CAPP), which incorporated a methodology of determining tolls based on an incentive approach. Specific parameters were agreed upon to calculate tolls through 1999. The main objective of this methodology was to more closely align the interests of the Issuer with the interests of its shippers. The Incentive Tolling Agreement provides for the sharing with industry the results of operating efficiencies and cost savings achieved above certain thresholds on an annual basis. Enbridge reached an agreement with CAPP for the continuation of certain incentive parameters for 2000 through 2004.

The incentive toll model incorporates several mechanisms that protect the earnings of the Enbridge System. In addition to safeguards from volume fluctuations beyond the Issuer’s control, the toll structure contains adjustment provisions to incorporate cost increases resulting from occurrences such as new safety and environmental legislation, certain expenses associated with maintaining the integrity of the pipeline, and new or expanded services requested by industry. In addition, the agreement provides for the recovery of actual income taxes and an allowance for oil losses. The negotiated toll settlement contains incentives to increase operating efficiency. In general terms, the Incentive Tolling Agreement ensures that the Issuer is not at risk in the short-term for changes in crude oil production, but will benefit on a shared basis from its efforts to increase effective system utilization and operate more efficiently.

Tariffs

Under published tariffs for the Enbridge System, the tolls for transportation, including terminalling and tankage charges where applicable, of light crude oil from Edmonton to principal delivery points, at December 31, 2002, are set forth below.

Canadian Toll
Per Barrel
(Cdn dollars)
Regina, Saskatchewan	$0.787
U.S. border near Gretna, Manitoba	$1.055
Sarnia, Ontario	$1.193

The rates for medium and heavy crude oils are higher, while those for refined products and natural gas liquids (NGL) are lower than the rates set forth in the above tables to compensate for differences in costs for shipping different types and grades of liquid hydrocarbons. Enbridge plans to file new tolls with the NEB on April 1, 2003 to reflect provisions in the revised Incentive Tolling Agreement, the SEP II Risk Sharing Agreement and the Terrace Agreement.

Sources of Shipments
 Shipments tendered to the Enbridge System originate in oilfields and oilsands in Alberta, Saskatchewan, Manitoba, British Columbia and the Northwest Territories, and reach the Enbridge System through the NW, Athabasca, and Saskatchewan Systems owned by Enbridge as well as pipelines owned and operated by others. These pipelines connect with the Enbridge System at two receiving points in Alberta, two in Saskatchewan and one in Manitoba. In addition, the Enbridge System receives offshore crude oil through connecting pipelines at Montreal, Quebec.

Deliveries
 Deliveries from the Enbridge System are made in the prairie provinces, the Province of Ontario and in the Great Lakes and Midwest regions of the United States, principally to refineries, either directly or through connecting pipelines of other companies. Within these regions are located major refining centres near Sarnia, Nanticoke, and Toronto, Ontario; the Minneapolis-St. Paul area of Minnesota; Superior, Wisconsin; Chicago, Illinois; the Patoka/Wood River, Illinois area; Detroit, Michigan; Toledo, Ohio; and the Buffalo, New York area.

The following table sets forth the information related to deliveries and other distance-related operating data of the Enbridge System for each of the years in the three-year period ended December 31, 2002.

	Deliveries
(thousands of barrels per day)	2002	2001	2000

Prairie Provinces
Light crude oil	170	158	127
Medium and heavy crude oil	73	76	70
Refined products	81	76	81

	324	310	278

United States
Light crude oil	286	273	295
Medium and heavy crude oil	601	631	595
Natural gas liquids	6	5	25

	893	909	915

Ontario & Quebec
Light crude oil	380	391	383
Medium and heavy crude oil	78	78	86
Natural gas liquids	111	104	103

	569	573	572

	1,786	1,792	1,765

Barrel Miles (billions)	351	350	383
Average Haul (miles)	539	535	594

Enbridge System average deliveries include Line 9 volumes of 204,000 barrels per day (2001 – 217,000; 2000 – 208,000).

In 2002, total Enbridge deliveries, including feeder pipelines and the Lakehead System, were 2,088,000 barrels per day (2001 – 2,109,000; 2000 — 2,072,000).

Safety and Environment

The Issuer has appropriate mechanisms in place to monitor and address the safety and environmental aspects of its operation. The Issuer has safety and environmental management systems (SMS and EMS) and has established policies, programs and practices for conducting safe and environmentally sound operations. The SMS and EMS promote awareness and foster openness and dialogue with employees, the public, regulators and key stakeholders, resulting in a positive safety and environmental image, and improved safety and environmental performance throughout the Issuer’s pipeline operations and in the communities in which it operates.

The Issuer seeks to ensure compliance with all applicable regulatory and permit requirements. The Issuer acts to identify, evaluate and mitigate any potential impacts and issues associated with its operations. It also engages in a concerted effort to reduce environmental liabilities associated with oil contaminated soil.

Impacts resulting from spills of crude oil and petroleum products are not unusual within the petroleum pipeline industry and the Issuer has in the past experienced such spills. A comprehensive methodology for managing environmental aspects of hydrocarbon spills is in place. Historic spills along the pipeline system as a result of past operations may have resulted in soil or groundwater contamination where further remediation may be required. The Issuer continues to voluntarily investigate past leak sites for the purpose of assessing whether any remediation is required in light of current regulations and acts, in consultation with regulatory agencies and landowners, to remediate contaminated lands. To date, no material environmental risks have been identified.

In response to increased awareness of the climate change issue, Enbridge has established a Climate Change Task Force. This task force reviews business and environmental risks associated with climate change and identifies policies and actions to mitigate this risk. No material risks have been identified to date. In December 2002, Canada ratified the Kyoto Protocol, a 1997 treaty designed to reduce greenhouse gas emissions to 6% below 1990 levels. The Company is assessing and evaluating the federal government’s approach to implementation. Until these plans become certain, the Company will not be able to quantify the impact, if any, on its operations. The Company is encouraged by recent producer reactions, particularly their commitment to oil sands development, which support the Company’s outlook for the sustainability of supply for the liquids pipelines.

None of the environmental protection requirements applicable to the pipeline operations of the Issuer adversely affect the pipeline operations’ competitive position, capital expenditures program or level of earnings. However, the risk of substantial liabilities is inherent in pipeline operations and there can be no assurance that such liabilities will not be incurred.

To measure safety and environmental performance, regular reviews and audits are conducted to assess compliance with legislation and company policy. The Issuer consistently has been an industry leader in safety and environment and has received numerous industry awards. To the best of the Issuer’s knowledge, its pipeline operations are in compliance with all applicable safety and environmental regulations governing their operations.

Pipeline Integrity

The focus of Enbridge’s integrity management program is to continuously monitor the condition of the pipeline system and apply preventative maintenance programs. In 2002, in-line inspections for corrosion and pipe deformities such as dents and cracks were conducted in various lines throughout the pipeline system. Investigative excavations were conducted to evaluate anomalies detected by the inspections and repairs were conducted as needed. All work plans and implementation procedures meet or exceed regulatory requirements and are regularly reviewed and continuously improved to ensure best technologies are utilized and integrity management processes are optimized.

Employees

The Issuer employs approximately 880 individuals in its Energy Transportation North operations.

NATURAL GAS BUSINESS

The Alliance Pipeline is a natural gas pipeline extending 1,860 miles from supply areas in northwestern Alberta and northeastern British Columbia to Chicago, Illinois. The pipeline commenced service in December 2000 and has a firm delivery capacity of approximately 1.3 bcf of natural gas per day, the majority of which is committed through transportation agreements. The Issuer holds a 37.1% interest in the Alliance Pipeline and will acquire a further 1.1% interest in 2003.

The Issuer holds a 45% investment in, and provides operating services to, the Vector Pipeline, which transports natural gas from Chicago, Illinois to Dawn, Ontario. The Vector Pipeline extends 344 miles and connects with the Alliance Pipeline and other natural gas transmission systems, all providing a transportation link for western Canadian gas supplies. The Vector Pipeline commenced service in December 2000 and has a delivery capacity of 1.0 bcf per day.

The Issuer has contracted for 105 million and 260 million cubic feet per day of the capacity available on the Alliance and Vector Pipelines, respectively, of which a substantial portion is committed to satisfy Enbridge Gas’ delivery requirements.

All natural gas pipelines are subject to federal, state or local laws and regulations related to environmental protection and operational safety. To the best of the Issuer’s knowledge, the operations of all affiliated systems are in substantial compliance with applicable environmental and safety regulations.

The Issuer also holds an approximate 40% interest in AltaGas Services Inc., a company engaged in midstream natural gas activities including distribution and energy services, natural gas and natural gas liquids marketing and the wholesale marketing of power.

ENERGY TRANSPORTATION SOUTH

Energy Transportation South includes the Company’s 14.1% equity investment in the Partnership and other wholly or partially owned feeder liquids pipelines. The Partnership transports crude oil and other liquid hydrocarbons through common carrier and feeder pipelines and transports, gathers, processes and markets natural gas and natural gas liquids. The business activities of Energy Transportation South are carried out in the United States.

The Partnership owns the Lakehead System which consists of approximately 3,300 miles of pipe extending from the Canadian border near Neche, North Dakota, where it connects with the Enbridge System, to Superior, Wisconsin, where it splits into two branches. One branch travels through the upper Great Lakes region and the other though the lower Great Lakes region of the Unites States. Both branches re-enter Canada near Marysville, Michigan where they reconnect with the Enbridge System.

The Partnership also owns Enbridge Midcoast Energy, purchased from the Company during 2002. Enbridge Midcoast Energy transports, gathers, processes and markets natural gas and natural gas liquids in the Gulf Coast and mid-continent areas of the United States. From May 2001 to October 2002, Enbridge owned 100% of Enbridge Midcoast Energy.

In December 2001, the Partnership acquired the East Texas System which includes approximately 2,000 miles of natural gas gathering and transmission pipelines, four natural gas treating plants, two of which are active currently, and three natural gas processing plants, two of which are active currently.

The Frontier System is owned by Frontier Pipeline Company, a Wyoming general partnership owned 78% by the Issuer. This pipeline consists of 290 miles of 16-inch pipeline running from Wyoming to the northeast border of Utah, for ultimate delivery into the Salt Lake City refining market. The Frontier System has a capacity of 65,000 barrels per day and total deliveries averaged 44,300 barrels per day in 2002 (2001 – 40,123 barrels per day). The Frontier System is regulated by the FERC.

The Mustang System is owned and operated by Mustang Pipe Line Company, a Delaware general partnership, owned 30% by the Issuer. This pipeline consists of 215 miles of 18-inch line with a capacity of 100,000 barrels per day. Total deliveries averaged 47,500 barrels per day in 2002 (2001 – 25,500 barrels per day). The Mustang System receives crude oil from the Lakehead System in the Chicago, Illinois area and delivers to the Patoka, Illinois area. The Mustang System is regulated by the FERC.

The Chicap System is owned and operated by Chicap Pipe Line Company, a Delaware corporation, owned 23% by the Issuer. This pipeline consists of 205 miles of 26-inch line with a capacity of 400,000 barrels per day. The pipeline transports crude oil from the Patoka pipeline hub to the Chicago, Illinois area. Total deliveries averaged approximately 189,500 barrels per day in 2002 (2001 – 204,100 barrels per day). The Chicap System is regulated by the FERC.

The Toledo System is owned and operated the Issuer. This pipeline consists of 35 miles of 16-inch line and connects the Lakehead System at Stockbridge, Michigan to two refineries in the Toledo, Ohio area. The pipeline has a capacity of 80,000 barrels per day of heavy crude oil and total deliveries averaged 64,200 barrels per day in 2002 (2001 – 68,900 barrels per day). The Toledo System is regulated by the FERC.

Each of Enbridge Energy Partners, L..P. and Enbridge Energy Management, L.L.C. has filed an Annual Report on Form 10-K for the year ended December 31, 2002 with the Securities and Exchange Commission in the United States. These documents contain detailed disclosure with respect to each entity and are publicly available from the Securities Exchange Commission and through www.edgar.com. No part of either Form 10-K is intended to be incorporated by reference in this Annual Information Form of Enbridge Inc.

ENERGY DISTRIBUTION

The Energy Distribution business includes the gas distribution operations of Enbridge Gas, Enbridge Commercial Services, which owns the Company’s investment in CustomerWorks, the Company’s investment in Noverco Inc. (Noverco) and other gas distribution activities in smaller franchise areas. This segment also includes the gas services business, which manages the Company’s merchant capacity commitments on Alliance and Vector, and its equity investment in Aux Sable.

The Issuer’s gas distribution business is conducted primarily through Enbridge Gas, a wholly-owned subsidiary. Enbridge Gas is Canada’s largest natural gas distribution utility, serving almost 1.6 million residential, commercial, industrial and transportation service customers in central and eastern Ontario, including the City of Toronto and the surrounding areas of Peel, York and Durham, as well as the Niagara Peninsula, Ottawa, Brockville, Peterborough, Barrie and many other Ontario communities. In addition, Enbridge Gas, through its wholly-owned subsidiary, St. Lawrence Gas Company, Inc. (St. Lawrence), serves Massena, Ogdensburg, Potsdam and surrounding areas in northern New York State. Consistent with the quarter lag basis of consolidation as described in Note 1 to the Issuer’s Consolidated Financial Statements, the operating and financial information of Enbridge Gas represent September 30 fiscal year end results.

The gas distribution utility business of Enbridge Gas is regulated by the Ontario Energy Board (the OEB), its principal regulator which regulates various aspects of the Issuer’s utility operations in Ontario. Similar regulations apply to St. Lawrence under the New York State Public Service Commission. Gazifère is regulated under La Regie de L’energie in Quebec and Enbridge Gas New Brunswick is regulated by the New Brunswick Public Utilities Board.

ENBRIDGE GAS

Description of Business

Distribution Service

Enbridge Gas’ principal source of revenue is from natural gas distribution services provided to its customers. The services provided to residential, small commercial and industrial heating customers are primarily on a general service basis (i.e., a non-contract basis). The services provided to larger commercial and industrial customers are usually on an annual contract basis under firm or interruptible service contracts. Under a firm service contract, Enbridge Gas is obligated to deliver natural gas to the customer up to a maximum daily volume. The service provided under an interruptible service contract is similar to that of a firm contract, except that it allows for service interruption at the option of Enbridge Gas to meet seasonal or peak demands. The OEB approves rates for both contract and general services.

Customers have several choices with respect to natural gas supply. One option is the sales service option, whereby the customer purchases gas from the Enbridge Gas supply portfolio (system supply). Alternatively, a gas user may select a direct purchase option, which is either a buy/sell or a transportation service arrangement. Under the buy/sell arrangement, a customer purchases gas directly from a western Canadian producer or marketer and sells it to Enbridge Gas either at a TransCanada PipeLines Limited (TransCanada) receipt point in western Canada or at a TransCanada delivery point in Ontario. Enbridge Gas, in turn, resells the gas, now integrated into its general supply portfolio, back to the customer at its end-use location. Under the transportation service arrangement, a customer supplies the gas at a TransCanada receipt point in western Canada or at a TransCanada delivery point in Ontario and Enbridge Gas redelivers an equivalent amount of gas to the customer’s end-use location. The buy/sell arrangements are being phased out as they expire and are being replaced with transportation service arrangements. Both types of arrangements are billed under OEB-approved rate schedules. Since the commodity cost of gas is flowed through to customers with no mark up, the customer’s choice of gas supply has no effect on earnings.

Gas Supply

To acquire the necessary volume of gas to service its customers, Enbridge Gas maintains a diversified gas supply portfolio. During 2002, Enbridge Gas acquired approximately 117 bcf of natural gas of which 41.2% was purchased under long-term contracts with independent western Canadian producers. The remaining 58.8% was purchased from Ontario producers and from other sources through short-term or monthly spot purchases. Enbridge Gas also transported 279 bcf of natural gas on behalf of direct purchase customers operating under the transportation service arrangement.

Enbridge Gas’ system supply gas contracts have pricing structures responsive to supply and demand conditions in the North American natural gas market. The prices in these contracts are indexed to either Alberta-based prices or the differential between such prices and prices based on the New York Mercantile Exchange. Enbridge Gas has undertaken a natural gas price risk management program on behalf of its customers to manage the price volatility of its forecasted system gas supply.

Enbridge Gas supports the concept of direct purchase by its customers, however, there are security of supply, operational and consumer protection issues associated with this option. Therefore, all of Enbridge Gas’ long-term supply contracts with independent western Canadian producers or marketers allow for reductions in contract volumes to accommodate customers who pursue direct purchase arrangements for the first time.

Transportation

Enbridge Gas relies primarily upon TransCanada for transportation service to bring its diversified gas supply from western Canada to its franchise area. Enbridge Gas has long-term firm transportation service contracts with TransCanada, over varying time periods, for annual deliveries of approximately 311 bcf of natural gas.

The transportation contracts are not directly linked with any particular source of gas supply. Separating transportation contracts from gas supply allows Enbridge Gas flexibility in obtaining its own gas supply and accommodating the transportation of gas purchased directly by end-use customers.

TransCanada’s transportation tolls, which are approved by the NEB, consist of a fixed cost (the demand component) and a variable cost (the commodity component). The demand component must be paid regardless of the volume transported except to the extent that Enbridge Gas has negotiated the right to turn back a certain amount of unused capacity to TransCanada. Enbridge Gas allows customers to turn back capacity up to the amount that can be turned back by Enbridge Gas to TransCanada. This enabled Enbridge Gas to avoid paying for unused capacity during 2002. In 2003, Enbridge Gas does not expect to incur any charges for unused capacity.

While Enbridge Gas continues to place great reliance on western Canadian supplies and pipeline transportation systems, efforts have been directed towards acquiring U.S. supply and alternative pipeline capacity directly into Ontario. Enbridge Gas has entered into contracts for firm transportation service on the Alliance and Vector pipelines beginning in fiscal year 2001. Enbridge Gas also has long-term contracted capacity on the St. Clair Pipeline, which interconnects with the facilities of Union Gas Limited (Union) and MichCon as well as access to U.S. gas supplies through the Union system near Windsor, Ontario and at Dawn by the Vector Pipeline. In addition, Enbridge Gas has contracted with Niagara Gas for long-term capacity on the Link Pipeline, which interconnects the facilities of Enbridge Gas with ANR Pipeline Company (ANR) and Michigan Consolidated Gas Company (MichCon).

Gas Storage

The business of Enbridge Gas is highly seasonal as daily market demand for gas fluctuates with changes in weather, with peak consumption occurring in the winter months. Utilization of storage facilities permits Enbridge Gas to take delivery of gas on favourable terms during off-peak periods for subsequent use during the winter heating season. This practice permits Enbridge Gas to minimize the annual cost of transportation of gas from western Canada, assists in reducing its overall cost of gas supply and adds a measure of security in the event of short-term interruption of transportation of gas to Enbridge Gas’ franchise area.

Enbridge Gas’ principal storage facilities are located in southwestern Ontario near Dawn and have a total working capacity of approximately 99 bcf. Approximately 92 bcf of the total working capacity is available to Enbridge Gas with the remaining capacity contracted to third parties. In addition, Enbridge Gas has a long-term storage contract with Union for 20 bcf of storage capacity.

The Enbridge Gas storage facilities are connected to the Dawn storage and transmission hub by two 30-inch pipelines and a 16-inch pipeline owned by Enbridge Gas. In the summer, gas is delivered to Dawn for injection into storage through the transmission facilities of TransCanada and Vector Pipeline. In the winter, gas is withdrawn from storage and delivered to Dawn and, from there, transported to Enbridge Gas’ major market area of Toronto through the transmission facilities of Union. Enbridge Gas has transportation contracts with TransCanada, Vector Pipeline and Union for the delivery of gas to and from storage.

Properties

At the end of its 2002 fiscal year, Enbridge Gas owned and operated approximately 19,010 miles of mains (2001 – 18,169 miles) for the transportation and distribution of gas, as well as the service pipes to transfer gas from mains to meters on the customers’ premises. In addition, Enbridge Gas owns equipment and other properties used for offices, warehouses, metering and regulating stations and service shops.

Regulation

Recent changes in regulation reflect a trend in North America toward incentive or performance-based regulation (PBR). Enbridge Gas operated under an OEB-approved targeted PBR plan for a three-year term, which concluded in fiscal year 2002. The PBR plan used a formula to calculate the level of operation and maintenance costs recoverable in rates. The formula included escalation factors for customer growth and inflation; these were offset by an annual productivity credit of 1.1%. The PBR plan also allowed for the recognition, subject to OEB approval, of factors impacting operation and maintenance costs that were outside of management’s control. During the PBR period, Enbridge Gas was allowed to retain the savings if it achieved lower operation and maintenance expenses than those calculated under the formula.

The key elements in the OEB rate application for fiscal 2003 and rate decisions for 2002 and 2001 are summarized as follows.

	2003	2002		2001
	Requested	Approved	Requested	Approved	Requested

Rate base (Cdn $millions)	3,226	3,019	3,114	3,118	2,977
Rate of return on rate base	8.32%	8.26%	9.32%	8.54%	8.68%
Deemed common equity component of total capital structure	35.00%	35.00%	35.00%	35.00%	35.00%
Rate of return on common equity	9.69%	9.66%	11.38%	9.54%	9.73%

2003 Fiscal Year

In September 2002, Enbridge Gas filed its fiscal 2003 rate application with the OEB, requesting an order to approve rates for the sale, distribution, transmission and storage of gas, which reflected a gross revenue deficiency, or proposed increase in revenue rates, of $134.5 million. In November 2002, Enbridge Gas’ rate application was updated for changes in rate base, an increase in distribution volume and impacts of the October 1, 2002 quarterly rate adjustment, resulting in a revised revenue deficiency of $101.7 million. Of this amount, approximately $9.0 million is associated with changes to the distribution volume forecast, gas in storage inventory valuation and cost of capital (including the application of OEB-approved rate of return on common equity formula), offset somewhat by a decline in federal taxation rates. A further $43.8 million of the increase arises from a requested increase in operating and maintenance expense recovery, and $13.0 million from the proposed mechanism for recovery of a $50.0 million regulatory receivable. The remainder relates to variances in all other items requested for recovery within Enbridge Gas’ cost of service application. The 2003 rate application is a traditional cost-of-service application as Enbridge Gas’ performance-based regulation plan ended in 2002. It is expected that the 2003 rate application will be heard by the OEB in early 2003 and a decision is anticipated by mid 2003.

In December 2002, the Company applied for and received OEB approval to effect an annualized $88.3 million increase in gas commodity costs, due to higher natural gas commodity prices. New rates, reflecting the increase in the natural gas commodity costs, were effective January 1, 2003.

The 2003 rate application includes a request to review and revise the current formula used to calculate the rate of return on common equity. This request will be heard in a separate phase of the 2003 rate hearing and, as such, the increase to a proposed rate of return of 11.50% versus the 9.69% produced by the current formula has not been incorporated in the calculation of the $101.7 million deficiency. The increase in the requested rate of return reflects Enbridge Gas’ need to compete for investment dollars in the North American marketplace.

2002 Fiscal Year

In fiscal 2002, Enbridge Gas moved to a quarterly review of rates in order to ensure that gas commodity prices recovered in rates more closely reflect market conditions. Enbridge Gas does not mark up the cost of the gas commodity; increases or decreases are due to fluctuations in the market price of natural gas. In September 2002, Enbridge Gas applied for and received approval to effect an annualized $36.8 million decrease in gas commodity costs, due to declining natural gas prices. Rates reflecting this decrease were effective October 1, 2002.

In September 2001, Enbridge Gas filed its fiscal 2002 rate application with the OEB, requesting an order to approve rates for the sale, distribution, transmission and storage of gas, which reflected a gross revenue deficiency of $81.3 million. In January 2002, Enbridge Gas’ rate application was updated for current economic factors, changes in rate base, a decrease in distribution volume and impacts of the first quarterly rate adjustment, resulting in a revised revenue deficiency of $49.2 million. The deficiency is comprised of load balancing costs and distribution costs. The distribution costs are being driven by growth in operations and maintenance expense from the application of the PBR formula, increased rate base and an increase in the rate of return on common equity. The increase in the requested rate of return subsequently was withdrawn by Enbridge Gas for the purpose of establishing rates for 2002.

Final rates, reflecting a revenue deficiency of $9.2 million, were implemented effective August 1, 2002. The decrease in revenue deficiency from the January 2002 update was mainly due to the withdrawal of the request for a higher rate of return and the outcome of the negotiated settlement.

The OEB approved the 2002 revenue requirement and final rates in August 2002. In December 2002, the OEB released its decision with respect to other matters in the 2002 application. In that decision, the OEB stated it was not satisfied that the decisions to enter into long-term transportation contracts with Alliance Pipeline were prudent and directed Enbridge Gas to increase a regulatory liability account by $11.0 million. The OEB also directed that further information be supplied on system gas cost allocations and affiliate outsourcing arrangements as part of the 2003 rates hearing. Enbridge Gas filed a notice of motion, requesting the OEB to review its decision on Alliance Pipeline and affiliate outsourcing or, in the alternative in the latter matter, a generic hearing on rules for affiliate outsourcing. This notice of motion has been dismissed by the OEB. Enbridge Gas has also filed an appeal to the Divisional Courts on matters arising from what Enbridge Gas believes to be errors in law in the decision.

In December 2001, Enbridge Gas applied for and received OEB approval to effect an annualized $136.5 million decrease in gas commodity costs, due to declining natural gas commodity prices. Rates, reflecting this decrease in natural gas commodity costs, were effective January 1, 2002.

In February 2002, Enbridge Gas applied for and received OEB approval to effect an annualized $131.7 million decrease in gas commodity costs and new rates went into effect April 1, 2002. New rates were implemented on July 1, 2002 following OEB approval to effect an annualized $290.0 million increase in gas commodity costs.

Gas Distribution Access Rule

In December 2002, the OEB issued the Gas Distribution Access Rule (GDAR). The purpose of GDAR is to establish rules governing natural gas distributors’ conduct in relation to gas marketers and establish conditions of access to gas distribution services. As Enbridge Gas does not accept that the OEB has jurisdiction to impose billing options on Enbridge Gas, in January 2003, an appeal was filed with the Divisional Court of Appeal. The appeal states that the GDAR discriminates against gas distributors in favour of gas vendors, creates a contractual model that improperly provides for gas vendors rather than gas distributors to provide distribution services to consumers and improperly regulates billing services.

Undertakings

The Issuer and Enbridge Gas have entered into undertakings with the Government of Ontario committing the Issuer and Enbridge Gas to certain obligations relating to the maintenance of common equity, as well as a restriction on diversification to the effect that Enbridge Gas must not carry on, except through an affiliate or affiliates, any business activity other than the distribution, storage, or transmission of gas, without the OEB’s prior approval.

In compliance with these undertakings, Enbridge Gas applied to the OEB and has received approval to carry on the Natural Gas Vehicle Program, Agent Billing and Collection Program and the Gas Sales and Oil Production activities.

Affiliate Relationships Code

Enbridge Gas is subject to the provisions of the Affiliate Relationships Code for Gas Utilities (the Code). The Code sets out the standards and conditions, which govern the interaction between gas distributors, transmitters and storage companies and their respective affiliate companies. It is intended to minimize the potential for a utility to cross-subsidize competitive or non-monopoly activities; protect the confidentiality of consumer information collected in the course of providing utility services; and ensure there is no preferential access to regulated utility services. The Code specifically sets out standards of conduct including the degree of separation, sharing of services and resources, terms under which service level agreements must be prepared and transfer pricing guidelines.

Price Advantage of Natural Gas

Natural gas is the predominant energy form in the residential heating market throughout Enbridge Gas’ franchise area. In 2002, approximately 56% of Enbridge Gas’ distribution revenues resulted from natural gas sales to the residential market. The primary competition to natural gas in the residential market has historically been from domestic fuel oil and electricity. In 2002, natural gas enjoyed, on average, a price advantage on an equivalent annual volume basis of about 50% against electricity and 17% against domestic fuel oil.

Despite recent increases in the price of natural gas, Enbridge Gas expects that natural gas will continue to hold a price advantage over electricity in its franchise area and maintain its competitive advantage against domestic fuel oil in the residential heating market. In 2003, natural gas enjoys, on average, a price advantage on an equivalent annual volume basis of about 43% against electricity and 20% against domestic fuel oil. Enbridge Gas’ commercial and industrial distribution volume is exposed to the risk of customers switching to an alternate fuel, to the extent they have that ability. In the commercial market sector, where natural gas competes against light fuel oil, the price advantage is neutral. However, the commercial users’ ability to fuel switch requires a long-term decision and a capital investment. In parts of the industrial market sector, where natural gas competes with heavy fuel oil, the periodic pricing of heavy fuel oil on a spot basis to stimulate customer demand creates increased risk of customers temporarily switching to heavy fuel oil.

Energy Efficiency

Enbridge Gas maintains a prominent profile in the communities it serves, and uses this to effectively communicate the benefits and opportunities associated with responsible energy conservation. The OEB requires that gas distribution companies support demand side management (DSM) programs on behalf of all customer groups. Since the mid-1990s, Enbridge Gas has employed an energy conservation strategy in the design of its marketing programs. Through its DSM program, Enbridge Gas not only promotes the use of natural gas as an environmentally preferred fuel, but also develops and delivers energy efficiency and conservation programs which enable customers to optimize their energy usage.

Enbridge Gas has negotiated a regulatory arrangement that awards it a financial incentive when it exceeds its energy efficiency targets. This is in addition to the cost recovery and lost revenue adjustment mechanisms that were already in place to hold Enbridge Gas harmless from the costs of supporting DSM.

Enbridge Gas remains committed to investing in collaborative research, development, demonstration and implementation of new technologies, which improve the efficiency of utilizing natural gas. Improved end-use offerings not only provide customers with a choice of more efficient, cleaner-burning natural gas appliances, but also deliver improved space conditioning, water heating, commercial cooking and industrial process equipment across a broad range of consumer segments.

Enbridge Gas is facilitating the emergence of Distributed Energy, which is the simultaneous production of electricity and heat from natural gas turbines and reciprocating engines. Customer interest in private gas-fired power production derives from expected increases in the cost of electricity, as well as reliability and power quality concerns. As such, many customers look to Enbridge Gas for technical and sales assistance to help them decide if and how they might benefit from private power generation efficiencies.

Historical Operating Statistics for Enbridge Gas

Year ended September 30,	2002	2001	2000

Gas supply and sendout (mmcf)[1]
Natural gas purchased	117,376	186,873	202,857
Gas into storage	(51,508)	(113,598)	(117,556)
Gas out of storage	63,033	112,320	108,021

Total gas sendout	128,901	185,595	193,322

Gas sales to customers (mmcf)[1]
Residential	74,132	99,595	100,790
Commercial	42,531	63,323	65,486
Industrial	8,352	18,056	15,711
Wholesale	3,523	1,387	4,413

Total sales	128,538	182,361	186,400
Used by Enbridge Gas (mmcf) [1]	226	311	275
Other (mmcf) [1]	137	2,923	6,647

	128,901	185,595	193,322

Transportation of gas (mmcf)[1]	281,416	243,125	234,826

Total sales and transportation of gas (mmcf) [1]	409,954	425,486	421,225

Degree day deficiency [2]
Actual	3,362	3,743	3,526
Forecast based on normal weather	3,700	3,816	3,929

Number of active customers – year end [3]	1,597,579	1,546,255	1,497,359

Average use per residential customer (mcf)[1]	97	130	107
Number of employees – year end	1,585	1,563	1,769
Miles of mains in use – year end	19,010	18,173	17,799

Notes:
1.	mcf = thousand cubic feet mmcf = million cubic feet
2.	Degree day deficiency is a measure of coldness, which is indicative of volumetric requirements of natural gas utilized for heating purposes in all markets. It is calculated by accumulating from October 1 the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius (the figures given are those accumulated in the Toronto area).
3.	Number of active customers includes gas sales and transportation service customers. As the commodity cost of gas is flowed through to gas sales customers with no mark up, the composition of customers between gas sales and transportation service has no impact on Enbridge Gas’ earnings.

Safety and Environment

The impact of energy usage on the environment is a significant concern with attention being focused not only on the environmental impacts associated with the production, transmission and delivery of energy, but also with respect to emissions resulting from energy use. The relationship of these emissions to potential global climate change and poor local air quality is currently under study by research organizations and governments. The use of fossil fuels results in emissions of carbon dioxide, sulphur dioxide, nitrogen oxides, total suspended particulates, carbon monoxide, volatile organic compounds and methane. However, the levels of these emissions are not the same for all fossil fuel types. Natural gas is the cleanest burning fossil fuel, releasing significantly lower emissions than those arising from oil or coal.

Methane, the principal component of natural gas, is a “greenhouse gas”. Scientists are concerned that increases in greenhouse gas compositions of the atmosphere could lead to global climate change. Although some atmospheric release of methane during the production, processing, transmission and distribution of natural gas is inevitable, studies have shown that methane emissions from the natural gas industry in Canada, relative to natural sources such as wetlands, are low. The Canadian Gas Association estimates that releases of methane average about 1.13% of total Canadian natural gas production from wellhead to burner tip. Leak detection studies are ongoing to identify potential sources of methane emissions in the distribution of natural gas and specific measures that can be taken to reduce these emissions.

Enbridge Gas is committed to participating in Canada’s Voluntary Climate Change Challenge and Registry Program, and has been recognized by that organization for its leadership. Enbridge Gas has implemented measures to reduce methane emissions from its distribution system, lower the energy used in its daily business activities, encourage customer participation in Enbridge Gas’ energy efficiency and conservation programs, and to promote fuel-switching to natural gas from more polluting fuels. Each of these measures moves Enbridge Gas closer to the realization of its emission reduction targets, despite the pressures of significant growth in its customer base. These initiatives have been documented in conjunction with Enbridge Inc. in annual “Action Plans” submitted to VCR Inc., which manages the Voluntary Climate Change Registry.

Programs have been implemented to ensure adherence to the Issuer’s Environment, Health and Safety policy. These include environmental training for specific employee groups, implementation of environmentally sound construction practices, production of environmental communication materials to increase awareness of key issues, environmental auditing, adoption of an environmental management system and a continuing focus on corporate due diligence. None of the environmental protection requirements applicable to Enbridge Gas are expected to adversely affect its competitive position, capital expenditure program or level of earnings.

Employees

At September 30, 2002, Enbridge Gas had 1,585 employees, 43.9% of whom are unionized and the majority is represented by the Communications, Energy and Paperworkers Union, Local 975. The current negotiated collective agreement expired on December 31, 2002. Management of Enbridge Gas is working with the union to reach a new agreement.

(Readers are also directed to the Renewal Annual Information Form of Enbridge Gas for the year ended September 30, 2002, which is not incorporated by reference, a copy of which has been filed with Canadian Securities Regulatory Authorities.)

OTHER ENERGY DISTRIBUTION BUSINESSES

Other gas distribution operations include Enbridge Gas Services, Gazifère Inc., Niagara Gas Transmission Ltd. (Niagara Gas), a 32% interest in Noverco, a 63% interest in Enbridge Gas New Brunswick and a 30.9% interest in Aux Sable. Gazifère is a gas distribution utility located in southwestern Quebec. Niagara Gas provides transmission services to Enbridge Gas, Gazifère, St. Lawrence and MichCon. Enbridge Gas Services manages the Company’s merchant capacity commitments on the Alliance and Vector pipelines.

Enbridge Commercial Services Inc., a wholly owned subsidiary, commenced operations on January 1, 2000 and provides information technology, fleet services, call management centre, customer care and billing services to Enbridge Gas and others. In 2001, Enbridge entered into a limited partnership with BC Gas Inc. to operate a new entity, CustomerWorks LP, to provide service covering the entire meter-to-cash process, including many of the services provided by Enbridge Commercial Services. Operations commenced January 1, 2002. CustomerWorks provides services to more than 3.5 million customers including customers of BC Gas Utility and Enbridge’s gas distribution business. In August 2002, CustomerWorks outsourced the provision of its customer care services to a new entity owned and operated by Accenture Inc.

Enbridge owns an equity interest in Noverco through ownership of common shares and a cost investment through ownership of preference shares. Noverco is a holding company that owns a 77% interest in Gaz Metropolitain, a gas distribution company operating in the province of Quebec and the state of Vermont. Gaz Metropolitain has a 50% interest in TQM Pipeline, a pipeline transporting natural gas in Quebec.

The Company owns 63% of and operates Enbridge Gas New Brunswick (EGNB), the natural gas distribution franchise in the province of New Brunswick. EGNB constructed a new distribution system and has approximately 1,600 customers. Over 200 kilometres (124 miles) of distribution main has been installed with the capability of attaching approximately 7,000 customers. EGNB is regulated by the New Brunswick Board of Commissioners of Public Utilities.

The Issuer holds a 30.9% interest in the Aux Sable natural gas liquids extraction and fractionation facility. This facility processes up to 1.6 bcf of natural gas per day delivered through the Alliance Pipeline and recovers ethane, propane, butane and pentane.

Other energy distribution businesses employed approximately 325 employees on December 31, 2002.

INTERNATIONAL

The Issuer’s international business operates and invests in energy transportation and related energy projects outside of Canada and the United States. It also provides consulting and training services related to proprietary pipeline operation technologies and natural gas distribution. The Company has a 25% interest in a Spanish pipeline company, CLH, a 24.7% investment in the Colombian crude oil pipeline, Ocensa, and a 100% interest in CITCol, which is responsible for operating the Ocensa pipeline. The Company holds a 45% interest in the entity operating the Jose Terminal in Venezuela.

CLH is Spain’s largest refined products transportation and storage business. CLH operations include a 2,100-mile pipeline distribution network and storage facilities with capacity of approximately 40 million barrels. The pipeline network links Spanish refineries with the principal areas of consumption. CLH’s transportation capability is enhanced through the operation of a fleet of tanker trucks and ships.

The Ocensa pipeline consists of 515 miles of 30-inch and 36-inch pipeline, pumping units, tankage and marine loading facilities, with a capacity to transport 550,000 barrels per day of crude oil. The pipeline links the Cuisiana and Cupiagua oilfields in the central interior of Colombia to the Port of Coveñas on the Caribbean coast. The Company earns a fixed rate of return on the Ocensa pipeline investment.

The Jose Terminal is operated under a long-term agreement in which the Issuer has a 45% interest in the operating fees. The terminal is part of a large petroleum and petrochemical complex in Venezuela and handles crude oil from eastern Venezuelan fields for loading into tankers for export, with current throughput capacity of approximately 800,000 barrels per day.

Through Enbridge Technology Inc. (Enbridge Technology), the Issuer offers technology solutions for liquid hydrocarbon pipelines and natural gas transmission and distribution companies around the world. In addition to pipeline operator training services, Enbridge Technology offers advisory, technology transfer, engineering and contract operations services.

The international operations of the Issuer are subject to federal, state or local laws and regulations relating to environmental protection and operational safety. To the best of the Issuer’s knowledge, all international operations are in compliance with applicable environmental and safety regulations. Risks of significant costs and liabilities, however, are inherent in the nature of the operations, and there can be no assurances that such costs and liabilities will not be incurred.

The Issuer’s International operations directly employ approximately 30 individuals.

CORPORATE

Corporate activities are limited to business development and corporate financing. In addition, business activities in the development stage or those that may represent an emerging technology are included in Corporate. These activities are seen as potential growth areas that may have a strategic fit with existing operations or present the opportunity to enhance activity levels in existing operating segments.

The Issuer performs liquids marketing activities through a joint venture interest in Tidal Energy Marketing Inc., maintains an investment in Global Thermoelectric Inc. and is a partner in the SunBridge wind power project. In January 2002, the Company entered into a strategic alliance to facilitate the development of heavy oil upgrading technology. These activities require limited capital and are not expected to provide significant returns in the near term.

The Company also holds a 33.3% interest in the Inuvik Gas project, a 30-mile gas pipeline and a local distribution network that supplies natural gas to the Town of Inuvik in the Northwest Territories. This project represents the first commercialization of Mackenzie Delta natural gas reserves and augments the Issuer’s experience with construction of pipelines in permafrost conditions. It also provided a successful model for cooperation with local interests in the development of energy delivery infrastructure.

The Issuer’s corporate activities and operations employ approximately 150 individuals.

ITEM 5

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected Consolidated Financial Information

(millions of Canadian dollars)	2002	2001	2000

Total Revenues	4,729.4	4,543.9	2,959.1
Earnings Applicable to Common Shareholders
Continuing Operations	334.2	413.2	357.7
Discontinued Operations	242.3	45.3	34.6

	576.5	458.5	392.3
Long-Term Debt (excluding current maturities)	6,040.3	5,913.3	5,572.3
Preferred Securities	533.7	339.7	340.4
Preference Shares, Series A	125.0	125.0	125.0
Total Assets	12,987.4	13,127.7	10,609.4

Per Share Data

(Canadian dollars)	2002	2001	2000

Earnings Per Share(1)
Continuing Operations	2.09	2.63	2.32
Discontinued Operations	1.51	0.28	0.22

	3.60	2.91	2.54
Diluted Earnings Per Share Continuing Operations	2.06	2.60	2.31
Discontinued Operations	1.50	0.28	0.22

	3.56	2.88	2.53
Dividends(2)
Common Shares(3)	1.520	1.400	1.270
Preference Shares, Series A	1.375	1.375	1.375

Notes:
1.	Earnings per share are computed using the weighted average number of common shares outstanding of 160.3 million (2001 — 157.3 million; 2000 - 154.5 million). The weighted average number of shares outstanding have been reduced by the Issuer’s pro rata interest in its own common shares resulting from the investment in Noverco Inc.
2.	The Issuer’s outstanding Preferred Shares, Series A contain restrictions requiring that no dividends shall be declared or paid on common shares if there has been a deferral of dividends on the Preferred Shares, Series A. In addition, the Issuer’s outstanding Preferred Securities contain restrictions requiring that no dividends shall be declared or paid on any of its capital stock if there has been a deferral of distributions on the Preferred Securities. At December 31, 2002, there were no restrictions preventing the Issuer from paying dividends on common shares. Quarterly dividends are determined by the Issuer’s Board of Directors.
3.	On January 29, 2003, the Board of Directors announced an increase in the quarterly dividend from $0.38 per common share to $0.415 per common share.

ITEM 6

MANAGEMENT’S DISCUSSION AND ANALYSIS

The information, which is found under the caption “Management’s Discussion and Analysis” on pages 14 through 38 and under the caption “Selected Quarterly Financial Data” on page 70 of the Annual Report of Enbridge Inc. for the year ended December 31, 2002, is incorporated herein by reference.

ITEM 7

MARKET FOR SECURITIES

As of the date of this Annual Information Form, the common shares of the Issuer are traded on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. The Toronto Stock Exchange is the principal market for the Issuer’s common shares. The Preference Shares, Series A of the Issuer are traded on the Toronto Stock Exchange under the symbol ENB.PR.A and the preferred securities of the Issuer, series 7.6%, 8.0% and 7.8%, are traded on the Toronto Stock Exchange under the symbols ENB.PR.B, ENB.PR.C and ENB.PR.D, respectively.

ITEM 8

DIRECTORS AND OFFICERS

Directors

The following table sets forth the names of the Directors of Enbridge Inc. effective December 31, 2002, unless otherwise noted, their municipalities of residence, their respective principal occupations within the five preceding years and the year from which they first became a Director of the Issuer. The Issuer does not have an Executive Committee. As required, the Issuer has an Audit, Finance & Risk Committee.

Name [1] and	Principal Occupation for the	Year First Became
Municipality of Residence	Five Preceding Years	a Director[2]

DAVID A. ARLEDGE[3,6] Houston, Texas	Corporate Director; Vice Chairman of the Board of Directors of El Paso Corporation (integrated energy company) in 2001; prior thereto, Chairman, President and Chief Executive Officer of the Coastal Corporation since 1997.	2002

JAMES J. BLANCHARD[4,5] Beverly Hills, Michigan	Senior Partner, Piper Rudnick (law firm), since 1996; prior thereto, United States Ambassador to Canada	1999

J. LORNE BRAITHWAITE[4,5] Thornhill, Ontario	Corporate Director; President & Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada) from 1978 to 2001.	1989

PATRICK D. DANIEL Calgary, Alberta	President & Chief Executive Officer of Enbridge since January 2001; prior thereto, President & Chief Operating Officer of Enbridge since September 2000; prior thereto, President & Chief Operating Officer – Energy Delivery of Enbridge since 1999; prior thereto, Executive Vice President & Chief Operating Officer - Energy Transportation Services since 1998.	2000

E. SUSAN EVANS[3,6] Calgary, Alberta	Corporate Director	1996

WILLIAM R. FATT[3,6] Toronto, Ontario	Chief Executive Officer of Fairmont Hotels & Resorts Inc. since September 2001; prior thereto, Chairman & Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. since January 1998.	2000

RICHARD L. GEORGE[4,6] Calgary, Alberta	President and Chief Executive Officer of Suncor Energy Inc. (integrated oil and gas company)	1996

MICHEL GOURDEAU,[4,5] St. Lambert, Québec	President, Oil & Gas Division of Hydro-Québec (integrated power company) since 2002; prior thereto, other senior management positions with Hydro- Québec since 1997.	2002

Name [1] and	Principal Occupation for the	Year First Became
Municipality of Residence	Five Preceding Years	a Director[2]

LOUIS D. HYNDMAN[3,4] Edmonton, Alberta	Senior Partner, Field Atkinson Perraton LLP (law firm)	1993

BRIAN F. MACNEILL[3,5] Calgary, Alberta	Chair of Petro-Canada (integrated oil and gas company) since 2000; prior thereto, Chief Executive Officer of the Company from September to December 2000; prior thereto, President & Chief Executive Officer of the Company	1991

ROBERT W. MARTIN[3,6] Toronto, Ontario	Corporate Director; Chairman of Silcorp Limited (convenience stores) from 1993 to 1999.	1992

GEORGE K. PETTY[4,5] San Luis Obispo, California	Corporate Director; President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999.	2001

DONALD J. TAYLOR[5,6] Jacksons Point, Ontario	Chair of the Board of Directors of Enbridge Inc. since 1996.	1979

Notes
1.	Each Director elected holds office until the next annual meeting of shareholders or until a successor is duly elected or appointed.
2.	“Year First Became a Director” refers to the year the person named was elected or appointed as a Director of the Company or of its predecessor parent, Interprovincial Pipe Line Inc.
3.	Member of the Audit, Finance & Risk Committee of the Board of Directors.
4.	Member of the Environment, Health & Safety Committee of the Board of Directors.
5.	Member of the Governance Committee of the Board of Directors.
6.	Member of the Human Resources & Compensation Committee of the Board of Directors.

Officers

The following table sets forth the names of the executive officers, their current office with the Issuer effective December 31, 2002, unless otherwise noted, their municipality of residence and their principal occupations for the five preceding years.

Name, Position and	Position and Principal Occupations for the
Municipality of Residence	Five Preceding Years

PATRICK D. DANIEL President & Chief Executive Officer Calgary, Alberta	President & Chief Executive Officer since January 2001; prior thereto, President & Chief Operating Officer from September to December 2000; prior thereto, President & Chief Operating Officer – Energy Delivery since 1999; prior thereto, Executive Vice President & Chief Operating Officer – Energy Transportation Services since 1998.

MEL F. BELICH Group Vice President, International Calgary, Alberta	Group Vice President, International since September 2000; prior thereto, Senior Vice President, International Development & Corporate Law, and Corporate Secretary since 1999; prior thereto, Senior Vice President, General Counsel & Corporate Secretary.

J. RICHARD BIRD Group Vice President, Energy Transportation North Calgary, Alberta	Group Vice President, Energy Transportation North since May 2001; prior thereto, Group Vice President, Transportation since September 2000; prior thereto, Senior Vice President, Corporate Planning & Development since 1997.

BONNIE D. DUPONT Group Vice President, Corporate Resources Calgary, Alberta	Group Vice President, Corporate Resources since September 2000; prior thereto, Senior Vice President, Human Resources & Public Affairs since 1999; prior thereto, Senior Vice President, Human Resources since 1998.

STEPHEN J.J. LETWIN Group Vice President, Distribution & Services Aurora, Ontario	Group Vice President, Distribution & Services since September 2000; prior thereto, President & Chief Operating Officer – Energy Services since 1999; prior thereto, Senior Vice President, Corporate Services and Chief Financial Officer of TransCanada PipeLines Limited since 1998; President, Petroleum Group of TransCanada Energy Management Limited from 1996 to 1999.

DEREK P. TRUSWELL Group Vice President & Chief Financial Officer Calgary, Alberta	Group Vice President & Chief Financial Officer since September 2000; prior thereto, Senior Vice President & Chief Financial Officer.

DAN C. TUTCHER Group Vice President, Energy Transportation South Houston, Texas	Group Vice President, Energy Transportation South since May 2001; prior thereto, Chairman of the Board, President & Chief Executive Officer of Midcoast Energy Resources, Inc. since 1992.

STEPHEN J. WUORI Group Vice President, Planning & Development Calgary, Alberta	Group Vice President, Planning & Development since September 2000; prior thereto, President, Enbridge Pipelines Inc.

Name, Position and	Position and Principal Occupations for the
Municipality of Residence	Five Preceding Years

KARYN A. BROOKS Vice President & Controller Calgary, Alberta	Vice President & Controller since April 2000; prior thereto, Vice President, Financial Services, Transmission of TransCanada PipeLines Limited since August 1999; prior thereto, Vice President & Controller of TransCanada PipeLines Limited.

SCOTT R. WILSON Vice President, Finance Calgary, Alberta	Vice President, Finance since October 2001; prior thereto, Vice President & Treasurer since 1998.

JOHN K. WHELEN Vice President & Treasurer Calgary, Alberta	Vice President & Treasurer since February, 2002; prior thereto, Assistant Treasurer.

AL MONACO Vice President, Financial Services Calgary, Alberta	Vice President, Financial Services since February, 2002; prior thereto, Director, Financial Services since 2000; prior thereto, Director, Investor Relations.

DARBY J. WADE Vice President & General Counsel Calgary, Alberta	Vice President & General Counsel since September 2000; prior thereto, Director of Law & Commercial Affairs of Enbridge International Inc.

BLAINE G. MELNYK Corporate Secretary & Associate General Counsel Calgary, Alberta	Corporate Secretary & Associate General Counsel since September 2000; prior thereto, Senior Legal Counsel & Assistant Corporate Secretary.

The directors and officers of the Issuer beneficially owned, directly or indirectly, less than 1% of the Issuer’s common shares. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Issuer, has been furnished by the respective directors and officers individually. The directors and officers do not beneficially own, directly or indirectly, any voting securities of any subsidiary of the Issuer.

ITEM 9

ADDITIONAL INFORMATION

The Issuer shall provide any person or company, upon request, to the Office of the Corporate Secretary of the Issuer at 3000, 425 — 1st Street S.W., Calgary, Alberta, T2P 3L8:

(a)	when the securities of the Issuer are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)	one copy of the latest Annual Information Form of the Issuer together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the comparative financial statements of the Issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Issuer that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)	one copy of the information circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under subparagraphs (i), (ii), or (iii) above; or

(b)	at any other time, one copy of any documents referred to in subparagraphs (a)(i), (ii) and (iii) above, provided that the Issuer may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Issuer.

Additional information, including Directors’ and Officers’ remuneration and indebtedness, principal holders of the Issuer’s securities and options to purchase the Issuer’s securities, and the interest of insiders in material transactions, all as at December 31, 2002, is contained in the Issuer’s Management Information Circular dated March 4, 2003 furnished in connection with the Annual and Special Meeting of Shareholders to be held on May 7, 2003 for the purpose of, among other things, the election of directors. Additional financial information is provided in the Issuer’s comparative financial statements for the year ended December 31, 2002.

Effective Date

Unless otherwise specifically herein provided, the information contained in this Annual Information Form is stated effective as at December 31, 2002.